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RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A I M Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100
(No. and Street)

Houston (City) Texas (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Hessel 713-214-1452
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *If individual: state last, first, middle name*)

711 Louisiana Street, Suite 1300 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David E. Hessel, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of A I M Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DELORES A. HUTCHING
MY COMMISSION EXPIRES
October 14, 2002

Delores A. Hutching
Notary Public

David E. Hessel
Assistant Vice President,
Assistant Treasurer and
Director of Finance

This report contains (check all applicable boxes):

- x (a) Facing Page
- x (b) An Oath or Affirmation
- x (c) Statement of Financial Condition
- x (d) Statement of Operations
- x (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- x (f) Statement of Cash Flows
- N/A (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- x (h) Computation of Net Capital Pursuant to Rule 15c3-1
- N/A (i) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- N/A (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- N/A (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Exemptive Provision of Rule 15c3-3
- N/A (l) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- N/A (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- N/A (n) A copy of the SIPC Supplemental Report
- N/A (o) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (p) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
A I M Distributors, Inc.:

We have audited the accompanying statement of financial condition of A I M Distributors, Inc. (the Company), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A I M Distributors, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 1, 2002

A I M DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CASH EQUIVALENTS, affiliated registered investment companies		$12,845,456
ACCOUNTS RECEIVABLE:		
Due from dealers for sales of capital stock of affiliated registered investment companies		186,270
Due from affiliated registered investment companies		2,410,300
Commissions receivable		141,864
Due from affiliated companies		118,983
		2,857,417
SEGREGATED TRUST		1,528,587
OTHER ASSETS		282,164
	Total assets	$17,513,624

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$ 20,305
Due to affiliated registered investment companies for sales of capital stock		185,922
Due to dealers for redemptions from affiliated registered investment companies		186,702
Due to affiliated companies		3,328,732
Deferred tax payable		638,385
State taxes payable		138,774
	Total liabilities	4,498,820
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		1,378,990
Retained earnings		11,635,804
	Total stockholder's equity	13,014,804
	Total liabilities and stockholder's equity	$17,513,624

The accompanying notes are an integral part of these financial statements.

A I M DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME:	
Underwriting income	$ 17,149,375
Marketing servicing fees allocated from affiliates	204,161,897
Distribution fees	28,993,310
Sponsor fees on periodic payment investment plans, net of commissions paid	699,980
Interest income	399,901
Total operating income	251,404,463
EXPENSES:	
Dealers' concessions	14,906,501
Allocations from parent company	113,091,684
Compensation allocation from parent company	96,540,786
Total operating expenses	224,538,971
Income before income taxes	26,865,492
INCOME TAX EXPENSE (BENEFIT):	
Current	10,347,199
Deferred	(729,299)
	9,617,900
Net income	$ 17,247,592

The accompanying notes are an integral part of these financial statements.

A I M DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2000	$10	$1,378,990	$ 7,571,212	$ 8,950,212
Net income	–	–	17,247,592	17,247,592
Dividends paid	–	–	(13,183,000)	(13,183,000)
BALANCE, December 31, 2001	$10	$1,378,990	$ 11,635,804	$ 13,014,804

The accompanying notes are an integral part of these financial statements.

A I M DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,247,592
Deferred tax benefit	(729,299)
Change in operating assets and liabilities-	
Decrease in accounts receivable	3,296,664
Increase in other assets	(77,896)
Decrease in segregated trust account	1,104
Decrease in amounts due to affiliated registered investment companies for sales of capital stock	(2,062,668)
Decrease in due to dealers for redemptions from affiliated registered investment companies	(385,789)
Increase in due to affiliated companies	2,672,177
Increase in state taxes payable	93,883
Increase in accounts payable and accrued expenses	20,305
Total adjustments	2,828,481
Net cash provided by operating activities	20,076,073
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(13,183,000)
Net cash used in financing activities	(13,183,000)
NET INCREASE IN CASH EQUIVALENTS	6,893,073
CASH EQUIVALENTS, beginning of year	5,952,383
CASH EQUIVALENTS, end of year	$ 12,845,456

The accompanying notes are an integral part of these financial statements.

A I M DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

A I M Distributors, Inc. (the Company), is a wholly owned subsidiary of A I M Advisors, Inc. (Advisors). Advisors is owned by A I M Management Group Inc. (Management), which in turn is owned by AVZ, Inc. (AVZ), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in North America, Europe and the Pacific Region.

The Company acts as the principal underwriter and distributor for affiliated registered investment companies.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Segregated Trust Account

The segregated trust account represents a U.S. Government agency discount note on deposit in a segregated trust account and includes an amount held in a segregated savings account as required by the Investment Company Act of 1940. The required amounts are determined in accordance with the requirements of the Investment Company Act of 1940 to provide cash reserves for refunds that may be required if investors in a unit investment trust exercise their right to surrender or withdraw. This note is recorded at fair market value at December 31, 2001.

Underwriting Income

Underwriting income represents sales charges on sales of capital stock of affiliated registered investment companies, and are recorded on a trade-date basis.

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis.

Dealers' Concessions

Dealers' concessions represent amounts paid to other dealers upon sales of Class A shares of affiliated registered investment companies and are recorded on a trade-date basis, net of Class A share contingent deferred sales charges (CDSC) of $4,955,657.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed in marketing efforts for affiliated registered investment companies managed by those companies. The revenue allocation is intended to reimburse the Company for current expenses.

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective fund's 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions. No gain or loss from this arrangement is reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35 percent) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 35.8 percent due primarily to the effect of state taxes. The deferred tax liability at December 31, 2001, is primarily related to sales commissions recorded in different periods for book and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS:

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1, as defined. At December 31, 2001, the Company had net capital of $8,550,839 which exceeded required net capital of $246,826 by $8,304,013. The ratio of aggregate indebtedness to net capital was .43 to 1 at December 31, 2001.

3. SUBORDINATED DEBT:

The Company had no subordinated debt at December 31, 2001, or at any time during the year then ended.

A I M DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2001

NET CAPITAL:	
Stockholder's equity, as reported on statement of financial condition	$13,014,804
Less- Nonallowable assets-	
Due from dealers for sales of capital stock of affiliated registered investment companies	11,008
Due from affiliated registered investment companies	2,223,597
Due from affiliated companies	118,983
Segregated trust account	1,528,587
Other assets	282,164
	4,164,339
Less- Adjustments-	
Haircuts on cash equivalents	256,909
Excess insurance deductible	42,717
Net capital	$ 8,550,839
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 4,498,820
Less- Items excluded from aggregate indebtedness-	
Partial exclusion of amounts due to affiliated registered investment companies	158,034
Deferred tax payable	638,385
Aggregate indebtedness	$ 3,702,401
NET CAPITAL REQUIREMENT	$ 246,826
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	$ 8,304,013
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.43 to 1

NOTE:

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

A I M DISTRIBUTORS, INC.

EXEMPTIVE PROVISION OF RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(1)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2001, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(1)(ii) of Rule 15c3-3.

ANDERSEN

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
A I M Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of A I M Distributors, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 1, 2002